Exhibit 12.1

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

STATEMENTS OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

	Nine Months Ended September 30,		Years Ended December 31,
(in millions, except ratios)	2012	2011	2011	2010	2009	2008	2007
Earnings:
Income (loss) from continuing operations before provision for income taxes and extraordinary item	$70.8	$(70.0)	$(61.9)	$121.9	$139.1	$79.6	$118.4
Add:
Fixed charges	20.4	19.7	26.7	26.6	29.5	34.0	23.6

Total earnings	$91.2	$(50.3)	$(35.2)	$148.5	$168.6	$113.6	$142.0

Fixed charges:
Interest expense	$17.0	$16.5	$22.1	$22.9	$25.7	$29.9	$20.9
Preferred share dividends	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Rental interest factor	3.4	3.2	4.6	3.7	3.8	4.1	2.6

Total fixed charges	$20.4	$19.7	$26.7	$26.6	$29.5	$34.0	$23.6

Ratio of earnings to fixed charges	4.5:1	(a )	(a )	5.6:1	5.7:1	3.3:1	6.0:1

(a)	The coverage deficiency for the nine months ended September 30, 2011 and for the year ended December 31, 2011 is $70.0 million and $61.9 million, respectively.

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